UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from                      to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

B.	Name of issuer of the securities help pursuant to the plan and the address of its principal executive office:

3190 Fairview Park Drive
Falls Church, Virginia 22042-4253

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

INDEX OF FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Independent Auditors’ Report		1

	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001		2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002		3

	Notes to Financial Statements		4-10

(b)	SIGNATURE		11

(c)	EXHIBITS

	Exhibit 23.1 Consent of KPMG LLP

	Exhibit 99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Independent Auditors’ Report

To the General Dynamics Corporation
Savings and Stock Investment Plan and
Participants:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG  LLP

McLean, VA
June 20, 2003

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments in Master Trust at fair value (note 4)	$1,931,853,959	1,956,324,075
Investments in Master Trust at contract value (notes 4 and 8)	1,261,207,053	1,141,954,775
Participant loans	47,626,668	35,001,582
Contributions receivable — employee	2,527,001	—
Contributions receivable — employer	4,548,695	—

Total assets	3,247,763,376	3,133,280,432

Liabilities:
Accrued administrative expenses	361,823	345,028

Net assets available for benefits	$3,247,401,553	3,132,935,404

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributable to:
Participation in income of master trust – investment loss (note 4)	$(61,545,169)
Transfers in from other plans	105,592,843
Contributions:
Participant	217,669,722
Employer	72,450,402

290,120,124

Total additions	334,167,798

Deductions from net assets attributable to:
Benefits paid to participants	213,734,311
Administrative expenses	5,967,338

Total deductions	219,701,649

Net increase	114,466,149
Net assets available for benefits:
Beginning of year	3,132,935,404

End of year	$3,247,401,553

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)   Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company). The Plan document was restated effective January 1, 2001 to comply with recent legislative changes. Substantially all salaried employees of the Company are eligible to participate immediately upon hire except those not included as eligible by a collective bargaining agreement. The Company is the Plan sponsor and the Plan administrator. Effective February 28, 2002, the General Dynamics Ordnance and Tactical Systems, Inc. Retirement Investment Management Experience Plan (OTS Plan) merged into the Plan. In addition, during 2002, the General Dynamics Robotics Systems, Inc. 401(k) Plan merged into the Plan. Total assets transferred in during 2002 from these plans were $105,592,843.

(b)	Contributions

Salary Plan – other than noted below, participants at Electric Boat, Land Systems (LS), Material Service, Freeman Energy, American Overseas Marine, Corporate Headquarters, and Shared Resources may contribute from 1 to 10% of the first $25,000 of base earnings and 1 to 6% in excess of $25,000, and receive a Company match on these contributions. Highly compensated employees may also contribute 1 to 4% on an unmatched basis; non-highly compensated employees may contribute an additional 1 to 50% on an unmatched basis. In addition, highly compensated participants at Armament Technical Products (ATP), Bath Iron Works (BIW), Shared Resources, GD Properties, Inc. and some employees of Land Systems may contribute 1 to 15% on a pre-tax basis; if not highly compensated, the participant may contribute 1 to 50% of their applicable compensation on a pre-tax basis. Participants at Decision Systems may contribute 1 to 20% if highly compensated and 1 to 50% if not highly compensated. Highly compensated participants at C4, Network Systems (NS), Advanced Information Systems (AIS) and Gulfstream Aerospace Technology (Gulfstream) may contribute 1 to 15%, and if not highly compensated may contribute 1 to 50% of their applicable compensation on a pre-tax, after-tax or combination. Highly compensated employees at Ordinance and Tactical Systems may contribute 1 to 8% on a pre-tax or after-tax basis, and if not highly compensated 1 to 100% of applicable compensation on a pre-tax or after-tax basis.

Most company matching contributions to the Plan are invested in Company common stock. However, at certain locations, the Company match follows the participant’s election. Generally, participants that are eligible for the Company matching contribution and invest 100% in the General Dynamics Stock Fund receive a 100% Company matching contribution in the General Dynamics Stock Fund. Participants that are eligible for the Company matching contribution but invest less than 100% in the General Dynamics Stock Fund receive a 50% Company matching contribution in the General Dynamics Stock Fund. The matching contributions vary for participants at AIS, ATP, BIW, CA, NS, Gulfstream and Decision Systems.

(c)	Participant Accounts

Each participant shall direct his or her contributions to be invested in 1% increments in various funds. Changes to investment elections can be made according to rules set by the Plan administrator. Each participant’s account is credited with allocations of (a) his or her pre-tax contributions, (b) the Company’s contributions and (c) the earnings on all contributions. The benefit to which a participant is entitled is based on the vested balance of his or her account.

4	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Vesting

Participants are eligible to participate in the Plan upon hire, and their contributions are always 100% vested. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Although the time required for vesting varies among participants at different subsidiaries of the Company, a participant will be 100% vested after having no more than three years of continuous service. Generally, for participants from many of the Company’s subsidiaries, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. Therefore, a portion of the balance in the General Dynamics Stock Fund represents nonparticipant-directed investments due to the match. With the exception of the General Dynamics Stock Fund, all other investment funds are completely participant-directed.

(e)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow up to 50% of the vested amount in their accounts (as limited by the Plan and the Internal Revenue Service) and to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to twenty years).

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(g)	Forfeited Accounts

Total forfeited nonvested accounts during 2002 totaled $554,174. These amounts were used to reduce future employer contributions.

(2)   Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets except for its fully benefit-responsive investment contracts with insurance companies, which are valued at contract value (see note 8). Loans are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

5	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)   Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on March 18, 1999, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (IRC). The trust formed thereunder is exempt from federal income tax under Section 501(a). Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)   Investments

The Plan’s investments are held by the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (the Master Trust), which was established for the investment of assets of the Plan and the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plans). Each participating plan has an undivided interest in the Master Trust. Prior to February 28, 2002, the Northern Trust Company was the trustee for the Master Trust. The recordkeepers prior to February 28, 2002 were Hewitt Associates and Northern Trust Retirement Consulting, LLC. With the merger of the OTS Plan on February 28, 2002, the Boston Safe Deposit and Trust Company (Boston) became an additional trustee, which holds the assets that were transferred from the OTS Plan. In addition, Mellon Employee Benefit Solutions, Inc. (Mellon) became an additional recordkeeper for the assets that were transferred from the OTS Plan. In October 2002, $1,374,922 of assets were transferred from Boston to the Northern Trust Company. The Company plans to transfer the remaining assets from Boston to the Northern Trust Company during 2003.

At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 83.8% and 83.1%, respectively. Net assets and net participation in the income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

6	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following table presents the reported value of investments for the Master Trust as of December 31, 2002 and 2001:

	2002	2001

Guaranteed investment contracts	$1,508,932,776	1,372,946,375
General Dynamics Corporation common stock	1,229,038,124	1,217,794,358
Investments in registered investment companies	796,398,964	920,881,483
Investments in corporate bonds	262,216,969	206,661,368
Participant loans	63,802,097	47,052,396
Cash and cash equivalents	5,575,593	3,158,526

Total	$3,865,964,523	3,768,494,506

The interests for each of the Plans participating in the Master Trust net assets available for benefits at December 31, 2002 and 2001 were as follows:

	2002	2001

General Dynamics Corporation Savings and Stock Investment Plan	$3,247,401,553	3,132,935,404
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	626,107,453	635,143,906

Total	$3,873,509,006	3,768,079,310

Investment income (loss) for the Master Trust for the year ended December 31, 2002 is as follows:

Net investment loss in depreciation of investments in registered investment companies	$(212,843,819)
Interest	98,373,883
Net investment gain in appreciation of investments in corporate bonds	18,775,563
Dividends	17,538,873
Net investment gain in appreciation of General Dynamics Corporation common stock	4,757,704
Net investment gain in appreciation of guaranteed investment contracts	317,448

$(73,080,348)

The interests of each of the Plans participating in the investment income in the Master Trust for the year ended December 31, 2002 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$(61,545,169)
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	(11,535,179)

Total	$(73,080,348)

7	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The investments of the Master Trust that represent 5% or more of the Plan’s net assets each year, were as follows:

	2002	2001

Fixed Income Fund	$1,508,115,565	1,372,218,765
General Dynamics Corporation common stock	1,229,038,124	1,217,794,358
S&P 500 Stock Index Fund	561,132,443	743,555,410
Bond Fund	216,357,123	169,242,175

(5)   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In the event the Plan is terminated, each participant will automatically become vested in the unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)   Plan Administration

The Master Trust primarily pays administrative expenses, although employees of the Company perform certain administrative functions that are not reimbursed by the Master Trust. Although the Company reimbursed no costs in 2001, the Plan document provides that the Company may reimburse these costs. Total administrative expenses of the Master Trust for the year ended December 31, 2002 were $7,155,081. Administrative expenses are allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust.

(7)   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements at December 31, 2002 and 2001 to Form 5500:

	2002	2001

Net assets available for benefits as reported in the financial statements	$3,247,401,553	3,132,935,404
Amount allocated to withdrawing participants	(3,551,990)	(2,461,980)

Net assets available for benefits as reported in the Form 5500	$3,243,849,563	3,130,473,424

8	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2002, to Form 5500:

Benefits paid to participants as reported in the financial statements	$213,734,311
Add: Amounts allocated to withdrawing participants at December 31, 2002	3,551,990
Less: Amounts allocated to withdrawing participants at December 31, 2001	(2,461,980)

Benefits paid to participants as reported in the Form 5500	$214,824,321

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date.

(8)   Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges as of December 31, 2002 and 2001. The Company values the guaranteed investment contracts (GICs) in the Fixed Income Fund and Long Beach Prudential Fund in accordance with AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As of December 31, 2002 and 2001, the GICs included in the Master Trust are reported at contract value because they have been determined to be fully benefit responsive (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or otherwise. The contract value of the GICs at December 31, 2002, was $1,508,932,776 as compared to the fair value of $1,626,354,393. The average yield and crediting interest rates ranged from 6.0% and 12.3% for 2002 and 6.3% to 9.2% for 2001.

(9)   Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various obligations of the Master Trust. A futures contract is a contract to purchase U.S. Treasury or Agency Bonds, Notes or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. The total fair value of derivatives at December 31, 2002 and 2001 was $22,985,359 and $9,292,812, respectively, and is included in Corporate Bonds.

9	(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(10)   Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2002 and 2001 and for the year ended December 31, 2002 is as follows:

	2002	2001

General Dynamics Corporation common stock	$1,040,774,476	1,042,940,359

Change in net assets:
Participation in income of the Master Trust	$31,109,522
Participants’ contributions	68,594,859
Employer’s contributions	50,648,583
Distributions to withdrawn participants	(60,086,778)
Interfund transfers	(92,432,069)

Net decrease	$(2,165,883)

(11)   Related Party Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in common stock of the Company. The Master Trust held 15,179,221 and 14,996,339 shares of common stock of the Company as of December 31, 2002 and 2001, respectively. Dividends in the Master Trust on the Company’s common stock were $17,538,873 for the year ended December 31, 2002.

(12)   Subsequent Events

Effective February 1, 2003, the NASSCO Salary Deferral 401(k) Plan and the NASSCO Supplemental Savings and Retirement Plan merged into the Plan and all assets related to these plans were transferred to the Plan’s trustee.

10	(Continued)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan

By	/s/ JOHN W. SCHWARTZ John W. Schwartz Vice President and Controller

Dated:    June 27, 2003

11